

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2025

Rui Fang
Chief Executive Officer
Yuanbao Inc.
Building 2 No. 8 Beichen West Road
Chaoyang District, Beijing, 100101
The People's Republic of China

Re: Yuanbao Inc.
Form F-1
Exhibit Nos. 10.5, 10.6, 10.7, 10.9, 10.11, 10.12, 10.13, and 10.14
Filed September 17, 2024
File No. 333-282164

Dear Rui Fang:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance